CLStv CORP.

2081 Fontainbleau Drive

Conyers, GA 30094

October 12, 2021

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Scott Anderegg and Katherine Bagley

Re: Request for Qualification

Offering Statement on Form 1-A

Amendment No. 2

Filed October 7, 2021

File No. 024- 11522

Ladies and Gentlemen:

On behalf of CLStv Corp., I hereby request withdrawal of the request for qualification of the above referenced Offering Statement submitted to you under date of October 8, 2021.

Very truly yours,

/s/ Darryl M. Sanders

Darryl M. Sanders

Chief Executive Officer